Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.
Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

1 LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
June 2010 www.lance.com Volume 7, Issue 2

# A TRANSFORMATIONAL MERGER
## With Snyder's of Hanover Creating a STRONGER COMPANY

David V. Singer • President and Chief Executive Officer

Lance, Inc. is extremely excited to announce that we have entered into an agreement with Snyder's of Hanover to merge our two companies to create a stronger snack food company that can better grow its brands, better serve our customers, expand the distribution of our salty and bakery snacks to consumers across the country and continue to deliver value to our shareholders. The combined company will be called Snyder's-Lance, Inc. and will have corporate headquarters in Charlotte, NC with certain key leaders and functions continuing to be headquartered in Hanover, PA.

Snyder's, a global leader in pretzels and a U.S. leader in specialty snacks, traces its roots back to 1909 when Harry V. Warehime started the Hanover Pretzel Company with a single recipe – Hanover Olde Tyme Pretzels. Today Snyder's products include pretzels, potato chips, tortilla chips, peanut butter or cheese pretzel sandwiches, flavored pretzel pieces, organic and natural products, popcorn, and other snack foods. Brand names include Snyder's®, Krunchers!®, Jays®, EatSmart®, O-Ke-Doke®, and Grande®. Snyder's employs 2,347 associates nationwide and had net sales of $678 million in the fiscal year ended March 28, 2010.

The combined company will have a well-established portfolio of snack food brands that includes Snyder's®, Lance®, Cape Cod®, Grande®, Tom's®, Jays®, O-Ke-Doke®, Stella D'oro®, Krunchers!®, Archway®, EatSmart® as well as Lance Private Brands. Products will include pretzels, sandwich crackers, potato chips, cookies, tortilla chips and nuts.

From a management standpoint, Michael A. Warehime, current Chairman of Snyder's, will serve as the Chairman of the Board of Snyder's-Lance and W. J. "Bill" Prezzano, who currently serves as the Chairman of Lance, will serve as the Lead Independent Director of the combined company. I will be the Chief Executive Officer (CEO) of Snyder's-Lance. Carl E. Lee, Jr., the current Snyder's President and CEO, will become the President and Chief Operating Officer (COO) of the combined company and Rick D. Puckett, Lance's current Executive Vice President (EVP) and Chief Financial Officer (CFO), will serve as EVP and CFO of the combined company.

The announcement of this exciting potential merger marks the beginning of a several-month process that is subject to shareholder and regulatory review and approval. Pending these approvals, the potential merger is expected to close in late fall.

The principal shareholders of the privately-held Snyder's have agreed to vote in favor of the merger and the Boards of Directors of both Lance and Snyder's have unanimously recommended the approval of the transaction to their shareholders.

***Our ultimate goal is to create a company positioned for growth and opportunities for employees, customers, consumers and shareholders.***

Throughout the shareholder and regulatory review process, we will provide open communications regularly as updates are available. Please keep in mind that the regulatory review process can take time and until we receive final regulatory and shareholder approval, nothing will change. Until that time, we will continue to conduct business as usual and strive to be a great partner, great place to work and great stock to own.

From a values, product offering and company culture perspective, the proposed merger with Snyder's is a match made in heaven. Snyder's shares our values and objectives of making high-quality snack foods, treating others with respect and dignity, working together, promoting innovative solutions and conducting business with co-workers, customers, peers, partners and shareholders with integrity.

Many of you were here when we welcomed additional companies and brands into the Lance family so you know first-hand how we strive to balance long-term growth with keeping true to our desire to be a great place to work.

If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.

We look forward to a smooth integration of our cultures, brands and operating systems should the proposed merger be approved by the appropriate regulators and shareholders.

I know that with the excitement of change often comes a little apprehension, too. I want to challenge that mindset and encourage you to think about the opportunities that come with this proposed merger.

Our ultimate goal is to create a company positioned for growth and opportunities for employees, customers, consumers and shareholders. This represents an opportunity to form a better company focused on making high-quality, wholesome snack foods while also benefiting employees, customers and consumers, and driving long-term shareholder value.

I hope you will share with me in the excitement of this proposed merger. We've placed a FAQ for the general public on the www.LanceInc.com website, as well as a FAQ for employees available on the Lance, Inc. Intranet. We also will be sending letters to retailers and other partners about this announcement. If you have questions throughout the regulatory and shareholder review process, I encourage you to speak to your supervisor.

I look forward to continuing to grow the Lance family of brands with your support.

Regards,

Dave Singer

## Inside ...

2 Q2 Update
3 Customer Development
4 Marketing
5 Private Brands / Displays
6 Distributor Team
7 Southern Region
8 Eastern Region
9 Southwest Region
10 People on the Move
11 Safety / Fleet
12 Who Do I Call?

LANCE INC.

P.O. Box 32368
Charlotte, NC 28232-2368

PRSRT STD
U.S. POSTAGE
PAID
CHARLOTTE, NC
PERMIT #3542

FSC Mixed Sources

# 1LANCE ...On The Go!

*Building Great Brands With Great People Providing Great Service*

June 2010 www.lance.com Volume 7, Issue 2

## WHO DO I CALL?

| | | |
|---|---|---|
| ***ACCIDENTS / SAFETY*** | | |
| Injury | Travelers | 866-511-3540 |
| Auto Accidents and Insurance | Kyle Carpenter | 888-438-4664 |
| ***CUSTOMERS*** | | |
| Chain / Customer-HH Accounts | Leigh Ann Flynn | 888-722-1163 x 8561 |
| ***DISPLAYS / STATIONARY*** | | |
| Display Issues & Questions | Laura Ann Harris | 888-722-1163 x 8159 |
| Stationary | Wynette Wright | 888-722-1163 x 8328 |
| ***HAND HELD / SMART*** | | |
| Computer, HH/SMART Issues | Tech Support | 888-236-3206 |
| ***HUMAN RESOURCES*** | | |
| Employee Resource Center (ERC) (Benefit, HR, and Payroll questions) | | 1.866.MyLance (695-2623) |
| ***ORDERS*** | | |
| General Shipping Questions | Jamil Lightner | 888-722-1163 x 5515 |
| Late Order | Customer Response Center | 800-995-2623 |
| ***PRICING / PROMOTIONS*** | | |
| DSD Promotions | Katherine Strawn | 704-554-5537 |
| Bid Pricing | Katherine Strawn | 704-554-5537 |
| ***TRUCKS*** | | |
| Fleet Maintenance | Lance Fleet Services | 866-402-0561 |

**On The Go is a quarterly publication with the goal of communicating 1Lance company news and best practices. If you have news, articles or photos you would like considered for publication, please submit them to your management team.**

Your co-editors, Steve Swiatek & Jacalyn Prive

**Important Information for Investors and Stockholders**

This document relates to a proposed merger between Lance and Snyder's that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder's may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC's website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder's, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.

**Participants in the Solicitation**

Snyder's, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder's will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

**Cautionary Note Regarding Forward-Looking Statements**

This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder's, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance's or Snyder's current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as "believe," "anticipate," "intend," "expect," "project," "plan," "may," "should," "could," "will," "estimate," "predict," "potential," "continue," and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.

Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder's or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder's undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

12